UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Viad Corp	**0000884219**
Exact name of registrant as specified in charter	Registrant CIK Number
Year ended December 31, 2009	**001-11015**
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

____
Name of Person Filing the Document
(If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

☐ Rule 201 (Temporary Hardship Exemption)

☐ Rule 202 (Continuing Hardship Exemption)

☒ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on June 28, 2010.

Viad Corp

By: 
Scott E. Sayre
Vice-President, General Counsel & Secretary

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, that the information set forth in this statement is true and complete.

By: ____________________
(Name and Title)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **December 31, 2009**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________

Commission File Number: **001-11015**

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

VIAD CORP CAPITAL ACCUMULATION PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VIAD CORP
1850 N. CENTRAL AVENUE, SUITE 800
PHOENIX, AZ 85004-4545

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIAD CORP CAPITAL ACCUMULATION PLAN

By: /s/ Scott E. Sayre
Scott E. Sayre
Committee Member, Viad Corp Capital Accumulation Plan Committee

DATE: June 28, 2010

VIAD CORP CAPITAL ACCUMULATION PLAN

Financial Statements
Years Ended December 31, 2009 and 2008,
Supplemental Schedules as of and for the
Year Ended December 31, 2009, and Report of
Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Viad Corp Capital Accumulation Plan
Phoenix, Arizona

We have audited the accompanying statements of net assets available for benefits of the Viad Corp Capital Accumulation Plan (the "Plan") as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of (1) assets (held at end of year) as of December 31, 2009, and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Phoenix, Arizona
June 28, 2010

VIAD CORP CAPITAL ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

	2009		
	Allocated to Participants	Unallocated	Total
ASSETS			
Investments at Fair Value:			
Participant-Directed Investments	$ 97,057,457	$ -	$ 97,057,457
Non-Participant-Directed Investments - Viad Corp Common Stock	-	12,168,791	12,168,791
Participant Loans Receivable	2,033,959	-	2,033,959
Total Investments	99,091,416	12,168,791	111,260,207
Receivables:			
Participant Contributions	191,836	-	191,836
Employer Contributions	99,309	-	99,309
Dividends on Participant-Directed Investments	23,466	-	23,466
Dividends on Non-Participant-Directed Investments	-	23,763	23,763
Total Receivables	314,611	23,763	338,374
Cash	16,586	-	16,586
Restricted Cash	-	2,982	2,982
Total Assets	99,422,613	12,195,536	111,618,149
LIABILITIES			
Note Payable to Viad Corp	-	5,979,000	5,979,000
Accrued Administrative Expenses Payable to Viad Corp	-	60,726	60,726
Total Liabilities	-	6,039,726	6,039,726
Net Assets Available for Benefits at Fair Value	99,422,613	6,155,810	105,578,423
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(261,483)	-	(261,483)
Net Assets Available for Benefits	$ 99,161,130	$ 6,155,810	$ 105,316,940

(Continued)

VIAD CORP CAPITAL ACCUMULATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

	2008		
	Allocated to Participants	Unallocated	Total
ASSETS			
Investments at Fair Value:			
Participant-Directed Investments	$ 80,004,505	$ -	$ 80,004,505
Non-Participant-Directed Investments -			
Viad Corp Common Stock	-	19,368,204	19,368,204
Participant Loans Receivable	2,026,172	-	2,026,172
Total Investments	82,030,677	19,368,204	101,398,881
Receivables:			
Participant Contributions	36,116	-	36,116
Employer Contributions	18,455	-	18,455
Dividends on Participant-Directed Investments	20,489	-	20,489
Dividends on Non-Participant-Directed Investments	-	31,345	31,345
Total Receivables	75,060	31,345	106,405
Restricted Cash	-	3,640	3,640
Total Assets	82,105,737	19,403,189	101,508,926
LIABILITIES			
Note Payable to Viad Corp	-	7,943,000	7,943,000
Accrued Administrative Expenses Payable to Viad Corp	-	34,385	34,385
Total Liabilities	-	7,977,385	7,977,385
Net Assets Available for Benefits at Fair Value	82,105,737	11,425,804	93,531,541
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	82,617	-	82,617
Net Assets Available for Benefits	$ 82,188,354	$ 11,425,804	$ 93,614,158

(Concluded)

See Notes to Financial Statements.

VIAD CORP CAPITAL ACCUMULATION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009		
	Allocated to Participants	Unallocated	Total
ADDITIONS:			
Contributions:			
Participant contributions	$ 7,151,323	$ -	$ 7,151,323
Employer contributions	-	1,920,000	1,920,000
Allocation of Viad Corp common stock at market	3,350,440	-	3,350,440
Additional employer contributions of Viad Corp common stock at market	2,591	-	2,591
Total Contributions	10,504,354	1,920,000	12,424,354
Investment Income (Loss):			
Net appreciation (depreciation) in fair value of investments	15,605,283	(3,848,973)	11,756,310
Dividends	1,042,012	106,345	1,148,357
Interest	494,744	-	494,744
Net Investment Income (Loss)	17,142,039	(3,742,628)	13,399,411
DEDUCTIONS:			
Benefits paid to participants	10,673,617	-	10,673,617
Allocation of Viad Corp common stock at market	-	3,350,440	3,350,440
Interest expense	-	22,350	22,350
Other expenses	-	74,576	74,576
Total Deductions	10,673,617	3,447,366	14,120,983
Increase (Decrease) in Net Assets Available for Benefits	16,972,776	(5,269,994)	11,702,782
Net Assets Available for Benefits, Beginning of Year	82,188,354	11,425,804	93,614,158
Net Assets Available for Benefits, End of Year	$ 99,161,130	$ 6,155,810	$ 105,316,940

(Continued)

VIAD CORP CAPITAL ACCUMULATION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2009 AND 2008

	2008		
	Allocated to Participants	Unallocated	Total
ADDITIONS:			
Contributions:			
Participant contributions	$ 9,467,191	$ -	$ 9,467,191
Employer contributions	-	1,110,000	1,110,000
Allocation of Viad Corp common stock at market	4,947,457	-	4,947,457
Additional employer contributions of Viad Corp common stock at market	420,500	-	420,500
Total Contributions	14,835,148	1,110,000	15,945,148
Investment Income (Loss):			
Net depreciation in fair value of investments	(41,242,123)	(5,985,823)	(47,227,946)
Dividends	1,836,972	139,226	1,976,198
Interest	730,941	-	730,941
Net Investment Income (Loss)	(38,674,210)	(5,846,597)	(44,520,807)
DEDUCTIONS:			
Benefits paid to participants	9,248,061	-	9,248,061
Allocation of Viad Corp common stock at market	-	4,947,457	4,947,457
Interest expense	-	211,009	211,009
Other expenses	-	56,302	56,302
Total Deductions	9,248,061	5,214,768	14,462,829
Decrease in Net Assets Available for Benefits	(33,087,123)	(9,951,365)	(43,038,488)
Net Assets Available for Benefits, Beginning of Year	115,275,477	21,377,169	136,652,646
Net Assets Available for Benefits, End of Year	$ 82,188,354	$ 11,425,804	$ 93,614,158

(Concluded)

See Notes to Financial Statements.

Note 1. Description of the Plan

The following brief description of the Viad Corp Capital Accumulation Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General. The Plan, commonly known as Toward Retirement Income Management or "TRIM," is a defined contribution plan which was established on January 1, 1985 and has been amended periodically since that date. The Plan was established for the purpose of providing retirement benefits for United States employees of Viad Corp, its division and certain of its subsidiaries ("Viad" or the "Company"), except for those covered by a collective bargaining agreement that does not call for participation in the Plan. Employees are eligible to participate in the Plan if the position in which they work is one that would customarily have at least 1,000 hours of service in a consecutive twelve-month period for which they are paid a regular fixed compensation. Any employee who is anticipated to work at this minimum level of hours is eligible to join the Plan on the first day of hire. The Plan is administered by Viad, with specific delegated power and responsibility for daily administration to the Plan committee (the "Committee"), consisting of at least two persons appointed by the Chief Executive Officer of the Company. The Plan is subject to various regulations, particularly Section 401(k) of the Internal Revenue Code (the "Code") and the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

The Plan holds shares of Viad common stock in a trust for use in allocating shares to participants. Allocations are determined based on a formula which incorporates the total unallocated shares at the beginning of the year, total unpaid principal and interest due pursuant to a loan payable and principal and interest paid on such loan in the current year. Allocated shares vest fully upon allocation and dividends paid on allocated shares are reinvested in Viad common stock. Beginning in January 2010, dividends paid on allocated shares will be reinvested pro rata in those Plan investments selected by each participant with respect to their regular deferrals.

The financial statements of the Plan present separately the assets and liabilities pertaining to (a) the accounts of participants with vested rights in allocated shares (Allocated to Participants) and (b) Viad common stock not yet allocated to participants (Unallocated). Allocated shares are held in a trust and managed by T. Rowe Price, as trustee, while unallocated shares are held by the Company's transfer agent.

Contributions. Participants may contribute up to 50 percent of annual compensation as defined by the Plan and may elect to contribute either on a pre-tax or after-tax (Roth) basis, or a combination of both, up to the annual limitations prescribed by the Code. Participants may also contribute amounts representing rollover distributions from other qualified plans. Contributions to the Plan are invested by T. Rowe Price at the direction of the participants into various investment options offered by the Plan. In addition, participants who are age 50 or older and defer the maximum allowed annually may also contribute an additional amount of "catch-up" contributions subject to annual limits prescribed by the Code. During both 2009 and 2008, the Plan offered 20 mutual funds and two common/collective trusts as investment options for participant contributions.

Matching contributions to the Plan are made by the Company and consist of Viad common stock. Participants receive a matching contribution based on the aggregate pre-tax and Roth deferrals to the Plan of 100 percent of the first three percent of wage reduction and an additional matching contribution of 50 percent of the next two percent of wage reduction, for an overall maximum matching contribution of four percent of annual compensation. This matching formula qualifies under the safe harbor provisions of the Code and Treasury Regulations. All matching contributions are 100 percent vested and non-forfeitable when made and are limited to the applicable amounts prescribed by the Code. Company contributions are held and managed by T. Rowe Price, which invests cash received and dividend income and makes distributions to participants. Participants may exchange amounts held as matching contributions in the form of Viad common stock for any investment option available within the Plan.

Viad is required to make cash contributions to the Plan if dividends earned on unallocated shares are not sufficient to repay the Plan's note payable to the extent required by the terms of the note. As such, during 2009 and 2008, Viad contributed $1,920,000 and $1,110,000, respectively, to the Plan. During both 2009 and 2008, the formulaically-determined allocated shares were not sufficient to match participants' accounts and consequently Viad contributed additional shares from shares held in treasury in order for participants to receive their full matching contribution.

Viad's Board of Directors may also provide discretionary profit sharing allocations of additional shares of Viad common stock. These profit sharing allocations would be made pro rata based on participant compensation and would be 100 percent vested once made. No such discretionary profit sharing allocations were made in either 2009 or 2008.

Voting Rights. Each participant is entitled to exercise voting rights attributable to the shares allocated in their account and is notified by T. Rowe Price prior to the time that such rights are to be exercised. Shares of allocated stock for which no instructions are received are voted by the Committee as a single block in accordance with the instructions received with respect to a majority of such shares for which instruction is received, unless the Committee determines that the interest of the participants requires them to vote in a different way. The Committee votes the unallocated shares.

Participant Accounts. As record keeper for the Plan, T. Rowe Price maintains individual accounts for each Plan participant. Each participant's account is credited with employee contributions, Company matching contributions, any rollover deposits transferred to the Plan, dividend and interest income, the net appreciation/depreciation in the fair value of the Plan's investments and Company discretionary contributions, if any. The benefit to which a participant is entitled is the total of the participant's invested account less any outstanding participant loans.

Distributions to Participants. Benefits are paid to participants upon termination from the Company, disability, retirement or death. Any participant who terminates employment may leave their account balance with the Plan, subject to the rules for required distributions. Participants also have the option to rollover or cash-out their existing balances. Distributions of allocated Viad shares are made in cash or, if the participant elects, in the form of Viad common stock plus cash for any fractional share. Qualified distributions from the Roth component of the Plan, including any earnings received thereon, are tax-free to the participant if taken at least five years after the year of the first Roth contribution and if the participant has reached the age of 59½, becomes totally disabled or deceased. If the distribution is not qualified, any withdrawal from the account will be partially taxable to the participant.

Participant Loans and Hardship Withdrawals. The Plan allows participants to borrow against Plan account balances (not including the portion that the Company has contributed) in an amount not to exceed the lesser of 50 percent of a participant's account balance or $50,000, reduced by the participant's highest outstanding loan balance in the previous 12 months. The applicable interest rate is determined by the Committee using the prime rate at the beginning of the month in which the loan withdrawal is made plus one percent. Loans are repaid in equal installments (ratably through payroll deductions) over a period of up to five years, except for loans that are used to purchase a home, which can be repaid over a maximum of 15 years. An administrative fee is charged for loans on a participant's account balance.

Withdrawals of employee wage reduction contributions may be made by the participant in the event of a qualified financial hardship as described in the Plan, subject to certain tax penalties. Such withdrawals will only be considered necessary to satisfy a financial hardship if all non-taxable loans available under the Plan have already been obtained.

Spin-Off of MoneyGram International, Inc. In 2004, Viad spun-off its wholly-owned subsidiary, MoneyGram International, Inc. ("MoneyGram"), and distributed all of the shares of MoneyGram common stock as a dividend on Viad common stock on the date of the spin-off. As a result, as of December 31, 2008, MoneyGram common stock was held by the Plan; however, MoneyGram is not an investment election for future participant contributions. As of December 31, 2009, MoneyGram common stock is no longer held in the Plan as an investment.

Plan Termination and Amendment. While it is the Company's intention to continue the Plan, the Company has the right to terminate the Plan subject to the provisions of ERISA provided all employer contributions due at the termination date have been paid. The Company also has the right to amend the Plan from time to time. In December 2007, the Plan was amended to provide for the adoption of Roth contributions, the elimination of stock holdings other than Viad common stock after a period of two years, the inclusion of primary beneficiaries for certain hardship withdrawal purposes and the formal adoption of military reservist distributions and non-spousal rollovers. In 2008, the Plan was amended to provide for participant responsibility to confirm the accuracy of participant directions. In 2009, the Plan was amended and restated to (1) incorporate all prior Plan amendments since the last restatement including the amendment merging the Viad Corp Employees' Stock Ownership Plan with and into the Plan, (2) adopt applicable amendments either legally required or authorized by the Pension Protection Act of 2006 and (3) eliminate certain obsolete Plan provisions and conform other Plan provisions to current practice.

Note 2. Summary of Significant Accounting Policies

Significant accounting policies are as follows:

Basis of Accounting. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties. The Plan provides for various investment instruments, including mutual funds, common stock and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition. The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. The T. Rowe Price Stable Value Common Trust Fund is a common/collective investment trust fund with underlying investments in benefit-responsive investment contracts and is valued at the fair market value of the underlying investments and then adjusted to contract value as described below. The T. Rowe Price Bond Index Trust, also a common/collective trust, is based on its net asset value ("NAV"), which is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. All other T. Rowe Price mutual funds are valued at quoted market prices which represent the NAV of shares held by the Plan. Participant loans receivable are valued at the outstanding loan balances.

The statements of net assets available for benefits presents the fair value of the Plan's investments as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The statements of changes in net assets available for benefits are presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.

Administrative Expenses. Participants are charged a loan processing fee, retirees and terminated employees are charged a quarterly administrative fee and participants and alternate payees are charged for the cost of legal review of qualified domestic relations orders. Expenses incidental to the operation of the Plan may be paid by the Plan or directly by the Company. In 2009 and 2008, audit and legal fees were paid by the Plan and all other Plan-related expenses were paid directly by Viad.

In addition, mutual fund investments charge management fees and operating expenses to the Plan which are deducted daily from earnings of the mutual fund. Consequently, these costs are not separately reflected as expenses to the Plan but as a reduction of investment income.

Payment of Benefits. Benefit payments to participants are recorded when paid.

Recent Accounting Pronouncements. In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162," which replaced SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" and establishes the FASB Accounting Standards Codification (the "Codification" or "ASC") as the source of authoritative accounting principles recognized by FASB to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP. All existing accounting standard documents are superseded by the Codification and accounting literature not included in the Codification will not be authoritative. Rules and interpretive releases of the SEC issued under the authority of federal securities laws will continue to be sources of authoritative GAAP for SEC registrants. The Codification is topically based with topics organized by ASC number and updated with Accounting Standards Updates ("ASUs"). The Codification is effective for interim and annual reporting periods ending after September 15, 2009. Viad adopted SFAS No. 168 (codified in ASC Topic 105) on July 1, 2009, which did not have an impact on the Plan's net assets available for benefits or changes in net assets available for benefits.

In May 2009, the FASB issued ASC Topic 855, "Subsequent Events" (originally issued as SFAS No. 165, "Subsequent Events") to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC Topic 855 provides guidance on when financial statements should be adjusted for subsequent events. ASC Topic 855 is effective for periods ending after June 15, 2009. For the year ended December 31, 2009, subsequent events were evaluated through the date the financial statements were issued.

In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent) ("ASU 2009-12"), which amended ASC Subtopic 820-10, "Fair Value Measurements and Disclosures — Overall. ASU 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU 2009-12 expands the required disclosures for certain investments with an NAV. ASU 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor's ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU 2009-12 on a prospective basis for the year ended December 31, 2009. Adoption did not have a material impact on the fair value determination and disclosure of applicable investments. The adoption of the ASU did not have an impact on the statements of net assets available for benefits or statement of changes in net assets available for benefits.

In 2009, FASB Staff Position 157-4, "Disclosures determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transaction That Are Not Orderly," was issued and later codified in to ASC 820, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarch table be determine on the basis of nature and risks of the investments.

In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures" ("ASU 2010-06"), which amends ASC Topic 820, "Fair Value Measurements and Disclosures" (originally issued as FASB Statement No. 157, "Fair Value Measurements"), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU 2010-06 will have on the financial statements.

Note 3. Fair Value Measurements

The Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis:

		Fair Value Measurements at December 31, 2009 Using		
	December 31, 2009	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobserved Inputs (Level 3)
Mutual funds:				
U.S. equity	$ 37,187,953	$ 37,187,953	$ -	$ -
Retirement date	20,268,133	20,268,133	-	-
Money market	7,971,268	7,971,268	-	-
Fixed income	2,506,411	2,506,411	-	-
International equity	5,286,301	5,286,301	-	-
Total mutual funds	73,220,066	73,220,066	-	-
Common/collective trusts:				
Stable value fund	8,709,851	-	8,709,851	-
Bond index fund	3,083,151	-	3,083,151	-
Total common/collective trusts	11,793,002	-	11,793,002	-
Viad Corp common stock	24,213,180	24,213,180	-	-
Participant loans receivable	2,033,959	-	-	2,033,959
Total	$ 111,260,207	$ 97,433,246	$ 11,793,002	$ 2,033,959

	December 31, 2008	Fair Value Measurements at December 31, 2008 Using		
		Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobserved Inputs (Level 3)
Mutual funds	$ 55,384,165	$ 55,384,165	$ -	$ -
Viad Corp common stock	32,076,982	32,076,982	-	-
Common/collective trusts	11,435,638	-	11,435,638	-
Participant loans receivable	2,026,172	-	-	2,026,172
Other common stock	475,924	475,924	-	-
Total	$ 101,398,881	$ 87,937,071	$ 11,435,638	$ 2,026,172

Mutual funds are valued using the NAV provided by T. Rowe Price. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within Level 1 of the valuation hierarchy.

Common/collective trusts are investment vehicles valued using the NAV provided by T. Rowe Price. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The common/collective trusts are classified within Level 2 of the valuation hierarchy because their unit price is quoted on a private market that is not active; however, the unit price is based primarily on underlying investments which are traded on an active market.

Participant loans receivable are valued at cost plus accrued interest and are classified within Level 3 of the valuation hierarchy. The changes in the fair value of the Plan's Level 3 assets during 2009 and 2008 consisted of interest income of $128,809 and $159,106, respectively, with the remaining changes due to new loan issuances and settlements with participants.

Note 4. Investments

Investments held as of December 31, 2009 and 2008 are as follows:

	2009		2008	
Participant-Directed:				
T. Rowe Price Value Fund	$ 13,786,056	*	$ 11,127,047	*
Viad Corp	12,044,389	*	12,708,778	*
T. Rowe Price Blue Chip Growth Fund	8,784,119	*	5,682,980	
T. Rowe Price Stable Value Common Trust Fund	8,709,851	*	8,843,432	*
T. Rowe Price Prime Reserve Fund	7,971,268	*	7,724,424	*
T. Rowe Price Equity Index 500 Fund	7,421,738	*	5,981,408	
T. Rowe Price New Horizons Fund	7,196,040	*	4,753,751	
T. Rowe Price Retirement 2020 Fund	3,653,332		2,984,062	
T. Rowe Price Retirement 2030 Fund	3,379,852		2,161,039	
T. Rowe Price Retirement 2025 Fund	3,354,445		2,179,358	
T. Rowe Price Bond Index Trust	3,083,151		2,592,206	
T. Rowe Price Retirement 2015 Fund	2,698,902		1,844,426	
T. Rowe Price International Stock Fund	2,670,356		1,843,167	
T. Rowe Price International Growth & Income Fund	2,615,945		2,024,975	
T. Rowe Price Spectrum Income Fund	2,506,411		1,647,251	
T. Rowe Price Retirement 2035 Fund	2,227,129		1,376,049	
T. Rowe Price Retirement 2010 Fund	1,732,596		1,531,053	
T. Rowe Price Retirement 2040 Fund	1,575,361		1,015,562	
T. Rowe Price Retirement 2045 Fund	478,023		254,732	
T. Rowe Price Retirement 2005 Fund	412,615		732,772	
T. Rowe Price Retirement Income Fund	394,080		291,760	
T. Rowe Price Retirement 2050 Fund	193,983		95,995	
T. Rowe Price Retirement 2055 Fund	167,815		132,354	
MoneyGram International, Inc.	-		475,924	
Total Investments Allocated to Participants	97,057,457		80,004,505	
Non-Participant-Directed:				
Unallocated shares of Viad Corp common stock	12,168,791	*	19,368,204	*
Participant Loans Receivable	2,033,959		2,026,172	
Total Investments	$ 111,260,207		$ 101,398,881	

* Investment represents five percent or more of the Plan's net assets.

Net appreciation/depreciation in fair value of investments and dividend income for the years ended December 31 by major classification of investments is as follow:

	2009	
	Net Appreciation (Depreciation) in Fair Value of Investments	Dividend Income
Mutual funds:		
U.S. equity	$ 9,875,545	$ 343,338
Retirement date	4,768,556	389,527
Fixed income	301,218	108,275
International equity	1,516,485	116,473
Total mutual funds	16,461,804	957,613
Common/collective trust - bond index fund	230,270	
Viad Corp common stock - allocated	(1,810,639)	84,399
Viad Corp common stock - unallocated	(3,848,973)	106,345
Other common stock	723,848	-
	$ 11,756,310	$ 1,148,357

	2008	
	Net Appreciation (Depreciation) in Fair Value of Investments	Dividend Income
Mutual funds	$ (29,800,986)	$ 1,765,239
Viad Corp common stock - allocated	(3,072,403)	71,733
Viad Corp common stock - unallocated	(5,985,823)	139,226
Other common stock	(8,462,585)	-
Common/collective trusts	93,851	-
	$ (47,227,946)	$ 1,976,198

Included in "Common/collective trusts" above is the T. Rowe Price Stable Value Common Trust Fund which is valued at the aggregate contract value of the portfolio and represents contributions made, plus interest at blended rates, less withdrawals by participants. Crediting interest rates for the fund's underlying investments ranged from 4.14 to 5.80 percent and 3.70 to 5.80 percent for 2009 and 2008, respectively, allowing for blended rates of return for the fund of 4.04 and 4.52 percent for 2009 and 2008, respectively. The remaining amount in "Common/collective trusts" consists of the T. Rowe Price Bond Index Trust which is based on its NAV. As of December 31, 2009, the fair value of the T. Rowe Price Bond Index Trust was $3,083,151. The T. Rowe Price Bond Index Trust normally invests substantially all of its assets in a broad range of income producing securities which attempts to correspond to the total return performance of debt securities in the Barclays Capital Aggregate Bond Index. Investments held by the T. Rowe Price Bond Index Trust are redeemed only on a valuation date and are required to provide 90-day advance written notice prior to redemption.

Note 5. Note Payable

The Plan's note payable to Viad is collateralized by such cash or stock contributions made to the Plan by the Company. Minimum principal payments of $250,000 (plus interest) are due quarterly with a final payment of any remaining balance of principal and interest scheduled to be due on December 31, 2016. The Committee administers the payment of interest and principal on the note payable to Viad from cash contributions made by the Company, as determined by the Plan documents. The interest rate on the note payable is based on a specified percentage of the London Interbank Offered Rate and is reset on a monthly basis. The average interest rates for 2009 and 2008 were 0.3 percent and 2.5 percent, respectively.

Annual principal maturities for the succeeding years are approximately $1,400,000 in 2010 through 2013 with the remaining balance being paid in 2014.

Note 6. Exempt Party-in-Interest Transactions

Plan investments include shares of registered investment companies and common/collective trusts managed by T. Rowe Price. As T. Rowe Price is the trustee as defined by the Plan, these transactions qualify as exempt party-in-interest transactions. The Plan also holds shares of Viad common stock and, therefore, these transactions qualify as exempt party-in-interest transactions. The Plan's investment in Viad common stock as of December 31 was as follows:

	2009		2008	
	Allocated to Participants	Unallocated	Allocated to Participants	Unallocated
Number of shares	583,828	589,859	513,694	782,870
Acquisition cost	$ 4,738,562	$ 4,262,320	$ 4,354,307	$ 5,657,018
Fair value	$ 12,044,389	$ 12,168,791	$ 12,708,778	$ 19,368,204

During 2009 and 2008, 193,011 and 112,370 shares, respectively, of Viad common stock were released from shares held as security for the note payable to Viad as determined by a release formula per the Plan agreement and available for allocation to participants' accounts as described in Note 1. However, participant activity in the Plan was such that during 2009 and 2008 a total of 193,136 and 129,789 shares, respectively, were needed to make participants' matching contributions. The remaining shares were contributed by Viad from shares held in treasury. In addition, during 2008, 59,185 shares were released to Plan participants to correct an under release of shares which occurred in years 2005, 2006 and 2007 and discovered by Viad in 2008 during a routine investigation by the U.S. Department of Labor ("DOL"). The DOL closed its investigation without further action other than the required transmittal to the Secretary of Treasury that a prohibited transaction occurred and was corrected with respect to the under release of the shares noted above. The IRS has the authority to seek an excise tax for each taxable year during which the prohibited transaction is outstanding. In a letter to the DOL dated June 3, 2009, Viad asserted that no prohibited transaction occurred based on the Company's reliance upon a statutory exemption for matters involving securities that have been corrected in a timely manner. The DOL is reconsidering its finding of a prohibited transaction; however, as of the filing of this report, Viad has not received a response from the DOL on this matter. The IRS has not contacted Viad with respect to the matter.

Note 7. Federal Income Tax Status

The IRS has determined and informed the Company by determination letter dated December 16, 2002, that the Plan and related trust were designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Company intends to submit a timely application for a determination letter in compliance with IRS guidelines placing plans on staggered submission cycles based on the last digit of the employer identification number ("EIN") of the Plan sponsor. Based on the Company's EIN, the Plan's period for on-cycle submission is between February 1, 2010 and January 31, 2011. The Company is currently preparing the application.

Note 8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of total assets per the financial statements as compared to the Form 5500 as of December 31:

	2009	2008
Total assets per financial statements	$ 111,618,149	$ 101,508,926
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(261,483)	82,617
Total assets per Form 5500	$ 111,356,666	$ 101,591,543

The following is a reconciliation of the change in net assets available for benefits per the financial statements as compared to the Form 5500 for the years ended December 31:

	2009	2008
Increase (decrease) in net assets available for benefits per financial statements	$ 11,702,782	$ (43,038,488)
Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	(19,964)
Increase (decrease) in net assets available for benefits per Form 5500	$ 11,702,782	$ (43,058,452)

VIAD CORP CAPITAL ACCUMULATION PLAN

Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	T. Rowe Price Value Fund	Mutual Fund - 673,147 shares	$ 13,786,056
*	T. Rowe Price Blue Chip Growth Fund	Mutual Fund - 268,054 shares	8,784,119
*	T. Rowe Price Stable Value Common Trust Fund	Common/Collective Trust - 8,448,368 shares	8,448,368
*	T. Rowe Price Prime Reserve Fund	Mutual Fund - 7,971,268 shares	7,971,268
*	T. Rowe Price Equity Index 500 Fund	Mutual Fund - 247,144 shares	7,421,738
*	T. Rowe Price New Horizon Fund	Mutual Fund - 281,315 shares	7,196,040
*	T. Rowe Price Retirement 2020 Fund	Mutual Fund - 250,228 shares	3,653,332
*	T. Rowe Price Retirement 2030 Fund	Mutual Fund - 223,535 shares	3,379,852
*	T. Rowe Price Retirement 2025 Fund	Mutual Fund - 316,159 shares	3,354,445
*	T. Rowe Price Bond Index Trust	Common/Collective Trust - 109,293 shares	3,083,151
*	T. Rowe Price Retirement 2015 Fund	Mutual Fund - 252,943 shares	2,698,902
*	T. Rowe Price International Stock Fund	Mutual Fund - 211,933 shares	2,670,356
*	T. Rowe Price International Growth & Income Fund	Mutual Fund - 212,333 shares	2,615,945
*	T. Rowe Price Spectrum Income Fund	Mutual Fund - 212,228 shares	2,506,411
*	T. Rowe Price Retirement 2035 Fund	Mutual Fund - 209,120 shares	2,227,129
*	T. Rowe Price Retirement 2010 Fund	Mutual Fund - 124,200 shares	1,732,596
*	T. Rowe Price Retirement 2040 Fund	Mutual Fund - 103,984 shares	1,575,361
*	T. Rowe Price Retirement 2045 Fund	Mutual Fund - 47,329 shares	478,023
*	T. Rowe Price Retirement 2005 Fund	Mutual Fund - 39,523 shares	412,615
*	T. Rowe Price Retirement Income Fund	Mutual Fund - 32,275 shares	394,080
*	T. Rowe Price Retirement 2050 Fund	Mutual Fund - 22,875 shares	193,983
*	T. Rowe Price Retirement 2055 Fund	Mutual Fund - 20,026 shares	167,815
	Viad Corp	Common Stock - 583,828 shares	12,044,389
			96,795,974
**	Unallocated shares of Viad Corp	Common Stock - 589,859 shares	12,168,791
	Participant loans receivable	Participant loans - interest at 4.3% to 11.5% per year, maturing through 2024	2,033,959
			$ 110,998,724

*Party-in-interest
**The cost of the unallocated shares of Viad Corp is $4,262,320
Note: Column (d) is not presented in the above table as cost information is not required for participant-directed investments

VIAD CORP CAPITAL ACCUMULATION PLAN

Form 5500, Schedule H, Part IV, Line 4j
Schedule of Reportable Transactions
Year Ended December 31, 2009

Column A	Column B	Column C	Column D	Column G	Column H	Column I
Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain/ (Loss)

Single Transactions

None

Series of Transactions

None

NOTE: Reportable transactions are those cash transactions which either singularly or in series of combined purchases and sales during the year exceed five percent of the fair value of the Plan's assets at the beginning of the year.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-130175 and 333-145969 on Form S-8 of our report dated June 28, 2010, relating to the financial statements and financial statement schedules of the Viad Corp Capital Accumulation Plan (which report expresses an unqualified opinion), appearing in this Annual Report on Form 11-K of the Viad Corp Capital Accumulation Plan, for the year ended December 31, 2009.

/s/ Deloitte & Touche LLP

Phoenix, Arizona
June 28, 2010